

June 27, 2008

Pu Fachun
Chief Executive Officer
American Nano Silicon Technologies, Inc.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005

> **Re:** **American Nano Silicon Technologies, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed June 6, 2008**
> **File No. 000-52940**
>
> **Form 10-Q for the Period Ended March 31, 2008**
> **Filed May 23, 2008**
> **File No. 000-52940**

Dear Mr. Fachun:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you refer to American Nano Silicon Technologies, Inc. in various ways throughout the filing. For example, you refer to it as American Nano-Delaware on page 3, ANNO on page 9, and ANST on page 9. If these short form references all refer to the same company, please revise your filing to refer to the company in a consistent manner throughout the filing. If these references do not refer to the same company, please clearly explain to which company each short form reference refers.

2. Please also revise your filing throughout to refer to the filing as a Form 10 and to remove all "SB" designations.

Business, page 3

3. We note your response and additional disclosure in response to comment 6 in our letter dated March 10, 2008. However, American Nano Silicon Technologies,

Inc.'s historical corporate background is still unclear and there appear to be inconsistencies in the filing relating to its background before it merged with CorpHQ, Inc. On page 4, please clarify how US Nano-Crystalline Silicon Technology is related to American Nano Silicon Technologies. Additionally, please reconcile your disclosure on page 4 regarding the formation of Nanchong Chunfei Nano-Crystalline Technology Co., Ltd. with your disclosure on page F-6 under Note 1.

4. We note the chart you provided on page 4 detailing American Nano Silicon Technologies, Inc.'s corporate structure. Please revise to disclose the relevant ownership percentages of each company.

5. We note your revised disclosure in response to comment 10 in our letter dated March 10, 2008. However, it seems like this product is currently available only to a small number of selected distributors. Please revise your disclosure to clearly state that you are currently producing and selling Micro-Nano Silicon and clarify whether it is available to the public or only a selected group of distributors.

6. Under "Research and Development" on page 5, please revise your disclosure to clarify which years correspond to the research and development costs listed.

7. We note that several of the following issues are discussed in other places in the filing, in your response letter dated June 6, 2008, or were previously present in your Business section and have been removed. Please revise your Business section to include discussion of the following items:

- Methods of product distribution. See Item 101(h)(4)(ii) of Regulation S-K. Please disclose your response to comment 11 contained in your June 6, 2008 letter.
- Competitive business conditions, your competitive position in the industry, and the methods of competition. See Item 101(h)(4)(iv) of Regulation S-K. We note your response to comment 12 contained in your June 6, 2008 letter. Please clarify the first paragraph of your answer, provide support for the assertions contained in the second paragraph, and disclose the revised answer in the Form 10.
- Sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. We note that some of this information is contained in your response to comment 24 in your June 6, 2008 letter and some of this information was contained in your Form 10 filed on February 12, 2008.
- Dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. We note that some of this information is contained in your response to comment 24 in your June 6, 2008 letter and some of this

        information was contained in your Form 10 filed on February 12, 2008.
- Effect of existing or probable governmental regulations on the business. <u>See</u> Item 101(h)(4)(ix) of Regulation S-K. We note that some of this information was contained in your Form 10 filed on February 12, 2008.
- Costs and effects of compliance with environmental laws (federal, state and local). <u>See</u> Item 101(h)(4)(xi) of Regulation S-K. We note that some of this information was contained in your Form 10 filed on February 12, 2008.

<u>Where You Can Find Additional Information, page 5</u>

8. Please note that the registration statement on Form 10 is already effective. Please revise your disclosure accordingly.

9. Please revise your disclosure to reflect the Commission's new address: 100 F Street NE, Washington DC 20549.

<u>Risk Factors, page 6</u>

10. Please avoid discussing risks you have already previously described. The following risk factors appear similar to prior risk factors. Please combine or consolidate as necessary.
    - On page 7, you list two risk factors describing how your business is dependent on key personnel.
    - On page 8, you list two risk factors describing risks related to penny stocks.

11. Please note that you should avoid discussing risk factors that do not describe material risks faced by your company. The risk factor relating to complying with the requirements of Sarbanes-Oxley Act appears generic. Please disclose how this risk factor specifically affects your company or remove the factor.

12. Please include a risk factor discussing the political, economic, and legal risks involved in operating a business in the People's Republic of China.

<u>Management's Discussion and Analysis, page 9</u>

13. Under the "Safe Harbor Regarding Forward-Looking Statements," please remove all references Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 since these sections do not apply to your company.

Results of Operations, page 9

14. Please revise to provide a more specific and comprehensive discussion of the various factors that have contributed to changes in your operating results.   In this regard, please further explain your reference to "production facility difficulties" experienced during the second quarter of 2008. Please refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

15. On page 10, we note that you are experiencing ongoing production facility difficulties. Please revise your filing to describe briefly this situation and disclose the steps the company is taking to remedy the problems. Additionally, please revise your filing to include a risk factor discussing the risks associated with these production facility difficulties and the impact these difficulties are having on your liquidity.

Description of Property, page 11

16. Please revise your filing to disclose your response to comment 15 contained in your June 6, 2008 letter.

Security Ownership of Certain Beneficial Owners and Management, page 12

17. Please either clarify or remove the following sentence at the end of the second full paragraph: "Currently there are only the stock options listed above issued or outstanding." It does not appear that you have any stock options issued or outstanding.

Directors, Executive Officers, Promoters and Control Persons, page 12

18. We note your disclosure in your Form 10, filed on February 12, 2008, that your directors and executive officers all took office in July 2007. If true, please revise your filing to disclose this information. See Item 401(a)-(b) of Regulation S-K.

Executive Compensation, page 13

19. We note that you have employment agreements with your executive officers and directors. Please disclose the material terms of these agreements. See Item 402(o)(1) of Regulation S-K.

20. We note your statement on page 13 that you did not compensate your directors for the 2007 fiscal year and the period leading up to the filing of the Form 10. However, from your Summary Compensation table on page 13, it appears that you compensated your directors for the 2007 fiscal year. Please revise your disclosure accordingly.

Certain Relationships and Related Transactions, page 13

21. We note your response to comment 24 contained in your June 6, 2008 letter. Please revise your filing to disclose both your response to comment 24 and the transactions listed on page 8 of the financial statements which describe related party transactions through March 31, 2008. Additionally, in your chart disclosing the 2006 and 2007 transactions, please specifically name the unidentified officer and employee.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 14

22. Under "Dividends," please clarify the following sentence: "Should we ever produce sufficient earnings as a result of gains in securities of Concept Affiliates we develop, ..."

Indemnification of Directors and Officers, page 17

23. Please revise this section to refer to California state law as opposed to New York state law, as your company is incorporated in California.

Financial Statements, page F-1

General

24. Please revise to ensure that each of your financial statements is appropriately titled.

Statement of Stockholders' Equity, page F-4

25. Please help us understand how you have treated your common stock shares prior to the Exchange Agreement with CorpHQ. In reverse acquisitions, the historical stockholders' equity account of the accounting acquirer, prior to the merger date, is typically retroactively restated so that the ending outstanding share balance as of the merger date is equal to the number of shares received in the merger. Please advise or revise as appropriate.

Form 10-Q for the quarterly period ended March 31, 2008

Item 4. Controls and Procedures, page 10

26. We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective in enabling you to record, process, summarize and report information required to be disclosed in your periodic reports within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Q for the periods ended December 31, 2007.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Frank J. Hariton, Esq. (via facsimile)